SURROZEN, INC.

171 Oyster Point Blvd, Suite 400

South San Francisco, CA 94080

November 8, 2021

Securities and Exchange Commission

Office of Finance

Division of Corporation Finance

100 F. Street N.E.

Washington, D.C. 20549-3010

Attention:        Jessica Ansart

RE:    Surrozen, Inc.

Amendment No. 1 to Registration Statement on Form S-1

File No. 333-259496

Ladies and Gentlemen:

Surrozen, Inc. (the “Registrant”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Amendment No. 1 to Registration Statement on Form S-1 to become effective on Tuesday, November 9, 2021, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable or at such later time as the Registrant may orally request via telephone call to the staff of the Commission. The Registrant hereby authorizes Michael Tenta of Cooley LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with Michael Tenta of Cooley LLP, counsel to the Registrant, at (650) 843-5636.

[Signature Page Follows]

Very truly yours,

SURROZEN, INC.

By:	/s/ Craig Parker

Name:	Craig Parker
Title:	President and Chief Executive Officer

cc:    Michael Tenta, Cooley LLP

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